ASSET PURCHASE AGREEMENT

DATED AS OF AUGUST 1, 2008

BY AND BETWEEN

ITEX CORPORATION

AND

THE INTAGIO GROUP, INC.

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of August 1, 2008, is by and between ITEX Corporation, a Nevada corporation (“ITEX”), and The Intagio Group, Inc., a Delaware corporation (“Intagio”).

WHEREAS, ITEX wishes to purchase from Intagio, and Intagio wishes to sell to ITEX, specified assets of Intagio relating to Intagio’s barter exchange and related media planning and placement business, all on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Intagio has adopted and approved this Agreement and the sale of assets as described herein;

WHEREAS, the Board of Directors of ITEX has adopted and approved this Agreement and the purchase of assets as described herein; and

WHEREAS, the parties desire to enter into this Agreement to set forth their mutual agreements concerning the above matter;

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agrees as follows:

ARTICLE 1

SALE AND TRANSFER OF ASSETS; CLOSING

1.1. Sale of Assets. At the closing of the transactions contemplated hereby (the “Closing”), and upon the terms and subject to the conditions of this Agreement, Intagio shall sell, convey, transfer, assign and deliver to ITEX, and ITEX will purchase and acquire from Intagio, all right, title and interest of Intagio in and to the following assets (the “Purchased Assets”):

(a) The clients (the “Assigned Clients”) listed on Exhibit A hereto,

(b) All contracts, insertion orders, and media purchase agreements (the “Assigned Contracts”) between Intagio and the Assigned Clients, including the Intagio contractual rights and client relationships arising from such Assigned Contracts (excluding those related to Intagio’s “Perfect Escapes” business);

(c) All trade balances in effect as of the Closing, both deficit and credit, associated with the Assigned Contracts (which balances shall be transferred into the ITEX trading system at the Closing);

(d) Historical transactional data from the Assigned Contracts and associated accounts;

(e) Copies of the Assigned Contracts, if and only to the extent to which Intagio is in physical possession of, and is able to locate copies of, such Assigned Contracts; and

(f) All Cash Receivables (defined in Section 1.10) as of the Closing Date that arose from the Assigned Contracts and associated accounts.

(g) All contractual rights of Intagio to the Advertising Credits listed on Exhibit B hereto;

The parties agree to the transfer and conveyance of the Purchased Assets in intangible form as follows: Immediately following execution of this Agreement by all parties, Intagio shall transfer to ITEX, by electronic File Transfer Protocol (FTP) or other reasonable means, account information for the Assigned Accounts through July 31, 2008. Immediately following Closing, Intagio shall transfer to ITEX, by overnight delivery service or other reasonable means, account information for the Assigned Accounts through month-end on July 31, 2008, along with transaction history and related information associated with previously closed commercial accounts for which there are transaction records within the Intagio Trading Network.

The Purchased Assets shall be transferred or otherwise conveyed to ITEX free and clear of all liabilities, obligations, liens, security interests, encumbrances and restrictions, excepting only the Assumed Liabilities in Section 1.3, the Assumed Office Lease in Section 1.5, and the Cash Media Liabilities in Section 1.11.

1.2. Excluded Assets. Notwithstanding anything to the contrary contained in this Agreement, no assets of Intagio other than the assets specifically set forth in Section 1.1 shall be part of the sale and purchase contemplated hereunder. By way of example and without limiting the generality of the foregoing, ITEX shall not acquire any rights whatsoever in or to any of the following assets, which assets are specifically excluded from the Purchased Assets and shall therefore remain the sole and exclusive property of Intagio following the Closing:

(a) Any and all software or database programs owned, licensed or operated by Intagio, including but not limited to the TradeIt! software program and all of its components;

(b) Any and all account management software owned, licensed or operated by Intagio, and all software related to the operation of the www.intagiotrading.com website; and

(c) Any and all assets or documents related to Intagio’s “Perfect Escapes” business.

1.3. Assumption of Liabilities by ITEX. Subject to the terms and conditions set forth in this Agreement, upon the Closing, ITEX shall assume and become liable for the following liabilities, obligations and commitments (the “Assumed Liabilities”):

(a) (i) Any and all liabilities arising out of any of the Assigned Contracts, including but not limited to any and all trade transaction liabilities associated with the Assigned Clients (such as, for example, post-Closing transaction reversals made in the regular course of business);

(ii) All cash credits that are due members and that have a negative cash balance that were accrued in the regular course within the Intagio Trading Network and that arose from the Assigned Contracts and relationships in existence prior to the Closing;

provided however, that the aggregate amount of 1) liabilities other than Cash Media Liabilities, and 2) negative cash balances, assumed by ITEX under this Section 1.3(a) shall not exceed $15,000; and

(b) All Cash Media Liabilities (defined in Section 1.11).

1.4. Excluded Liabilities. Other than the Assumed Liabilities described in Section 1.3 (and subject to the limitations set forth in the proviso to Section 1.3(b)), the Assumed Office Lease in Section 1.5, and the Cash Media Liabilities in Section 1.11, ITEX shall assume no liabilities of Intagio of any kind under this Agreement. For purposes of this section, “liability” shall be defined as any liability or obligation of any Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of any such Person. Nothing in this Agreement shall alter the parties’ reciprocal trading account relationship or the balance of the parties’ reciprocal trading account(s).

1.5. Assumption of Office Lease, etc. As soon as practicable following the Closing Date, subject to the terms of the First Amended Office Service Agreement attached hereto as Exhibit G, ITEX shall assume Intagio’s leasehold for office space located at One Oakbrook Terrace, Suite 718, Oakbrook Terrace, Illinois, 60181 (the “Illinois Office Space”). The parties shall negotiate in good faith the terms of assignment of the existing lease and/or establishment of a new sublease, with the intention of executing such assignment and/or sublease on or before August 31, 2008 (subject to any additional time necessary in order for Intagio to obtain any required landlord consents) (it being acknowledged by ITEX that Intagio is making no representations or warranties as to its ability to obtain any such consents and that Intagio shall have no obligation to make any payments in order to obtain any such consents). Effective August 1, 2008, the parties hereby amend their Office Services Agreement dated August 17, 2007(the “Old Office Services Agreement”) to be replaced at Closing by the First Amended Office Service Agreement attached hereto as Exhibit G. The First Amended Office Services Agreement (Exhibit G) shall control the parties’ joint use and occupancy of the Illinois Office space beginning August 1, 2008, and extending until terminated pursuant to its terms. If landlord consent is not obtained, Intagio shall continue to pay all office rent for the Illinois Office Space through the end of Intagio’s leasehold, provided that ITEX makes timely payments to Intagio pursuant to the terms of the First Amended Office Service Agreement.

1.6. Purchase Price. ITEX shall pay to Intagio the following consideration (the “Purchase Price”) for the Purchased Assets:

(a) Two Hundred Eighteen Thousand Four Hundred Twenty One and One Cent ($218,421.01), to be paid by ITEX to Intagio at the Closing in the form of a certified bank check or by wire transfer; plus

(b) A Subordinated Promissory Note in the form attached hereto as Exhibit D, in the principal sum of Six Hundred Eighty Seven Thousand Five Hundred United States Dollars ($687,500).

1.7. Allocation of Purchase Price. [Omitted].

1.8. Settlement of Earnout Payment Obligation.

(a) 2005 Agreement Not Modified or Amended. The earnout provisions set forth in the Agreement and Plan of Merger, dated as of June 30, 2005, by and among ITEX, BXI Exchange, Inc., BXI Acquisition Sub, Inc. and Intagio (the “2005 Agreement”) are not modified, amended or changed by this Agreement and shall remain in full force and effect in accordance with the terms thereof.

(b) Acceleration of 2007 Earnout Payment Obligation. Pursuant to the Agreement and Plan of Merger, dated as of July 25, 2007, by and among ITEX and Intagio (the “2007 Agreement”), ITEX is obligated to hereafter make earnout payments to Intagio. As a material component of the consideration for this Agreement, One Hundred Fifty Thousand United States Dollars ($150,000) of the cash payment at Closing set forth in Section 1.6(a) shall be deemed to be in full satisfaction of ITEX’s earnout payment obligation to Intagio arising from the 2007 Agreement. Except for settlement of ITEX’s earnout payment obligation under the 2007 Agreement, all other provisions of the 2007 Agreement shall remain in force and effect in accordance with the terms thereof.

(c) Adjustment of Security Deposit. As a material component of the consideration for this Agreement, Sixteen Thousand Nine Hundred Fifty Three US Dollars and 33 Cents ($16,953.33) of the cash payment at Closing set forth in Section 1.6 shall be deemed to be reimbursement to Intagio of the amount previously paid by Intagio to the landlord of the office space described in Section 1.5. Whether or not the landlord consents to the assignment of the lease for the Illinois Office Space, the $16,953.33 security deposit held by the landlord shall thereafter be for the benefit of ITEX’s ongoing tenancy of the office space and any subsequent reimbursement of the security deposit by the landlord shall be the property of ITEX. The parties shall enter into a First Amended Office Service Agreement at Closing, with terms substantially similar to those set forth in Exhibit G.

1.9. Closing. The Closing will take place on Friday, August 1, 2008 at the offices of TroyGould P.C., 1801 Century Park East, Los Angeles, California 90067, unless another time, date or place is agreed to in writing by ITEX and Intagio (the date on which the Closing occurs being referred to as the “Closing Date”). All actions taken at the Closing shall be deemed to have been taken simultaneously at the time the last of any such actions is taken or completed. Failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 1.9 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

1.10. Cash Receivables and Cash Credits.

(a) “Cash Receivables” shall mean the sum of all cash amounts that clients owe to Intagio, arising from the Assigned Contracts, in the form of receivables arising from the Assigned Contracts as listed on Exhibit A hereto.

(b) “Cash Credits” shall mean the sum of all cash amounts that Intagio owes to clients, arising from the Assigned Contracts, to the extent they have accrued in the regular course prior to Closing and do not exceed $15,000 in aggregate.

(c) Within ninety (90) days following the Closing Date, ITEX shall have the right to deliver a written notice to Intagio disagreeing with Intagio’s calculation of the Cash Receivables and/or Cash Credits, and setting forth ITEX’s revised calculation of the Cash Receivables or Cash Credits, specifying in reasonable detail the reasons for such disagreement. If ITEX fails to deliver such a written notice within 90 days following the Closing, Intagio’s determination of the Cash Receivables and Cash Credits shall be final and binding. If ITEX delivers a written notice of disagreement pursuant to this Subsection, ITEX and Intagio shall, during the 30-day period following such delivery, use their good faith efforts to reach agreement on the disputed items or amounts in order to determine the amount of Cash Receivables and Cash Credits, which amount shall not be more than the amount thereof shown in ITEX’s calculations delivered pursuant to this Subsection nor less than the amount set forth in the updated Exhibit A delivered at Closing. If ITEX and Intagio are unable to reach such agreement during such 30-day period, they shall promptly thereafter refer the matter to a mutually acceptable accounting firm (the “Determining Accountants”) to promptly review the disputed items or amounts for the purpose of calculating the amount of Cash Receivables and Cash Credits. In making such calculation, the Determining Accountants shall consider only those items or amounts in ITEX’s written notice as to which ITEX has disagreed. The Determining Accountants shall deliver to ITEX and Intagio, as promptly as practicable, a report setting forth such calculation. Such report shall be final and binding upon ITEX and Intagio. If a determination is made by the Determining Accountants that the amount of Intagio’s calculation exceeded the actual Cash Receivables at the Closing Date by more than $5,000, or if a determination is made by the Determining Accountants that the amount of Intagio’s calculation of Cash Credits at the Closing Date was inaccurate by more than $5,000, then the Purchase Price shall be adjusted by adjusting the Note in an amount equal to the aggregate dollar amount of such inaccuracies and the costs, fees and expenses of the Determining Accountants shall be borne by Intagio. Otherwise, ITEX shall bear all such costs, fees and expenses.

1.11. Cash Media Liabilities. Pursuant to some of the client contracts and Assigned Contracts, Intagio is contractually obligated to purchase advertising or media from third parties on behalf of clients on or before dates set forth in the respective contracts (“Cash Media Liabilities”), with dates of purchase falling after Closing. ITEX shall be assigned, and hereby accepts sole responsibility for, all Cash Media Liabilities as listed on Exhibit C hereto.

1.12. Transition and Integration

(a) Monthly Statements. Intagio will prepare and mail the July 31, 2008 monthly statements on the standard Intagio statement forms and mailed in Intagio envelopes to all Assigned Clients. Intagio shall include a message, agreed on by both Intagio and ITEX on the statement notifying its clients of this transaction. ITEX may include inserts welcoming the Intagio Media clients to the ITEX organization. ITEX must deliver 300 pre-printed letters to Intagio no later than July 31. The insert must be pre-approved by Intagio.

(b) 1099 Statements. ITEX shall be solely responsible for timely distribution and filing of completed 1099B forms for all of the Assigned Contracts for calendar year 2008 (relating to both pre-Closing transactions and post-Closing transactions).

(c) Website License and Use. Intagio will provide ITEX with the content of www.intagio.com and grants ITEX a perpetual, exclusive, transferable, world-wide license to reproduce, use and distribute all Intagio proprietary content related to its media planning and placement business ( including all website-related domain and sub-domain names, URLs, software, assets, content, customer, advertiser and member databases, trademarks, service marks, trade names, copyrights, contract rights and all other intellectual property and technology comprising the website www.intagio.com, but excluding the Intagio service mark and logo). Beginning no later than August 15, 2008, and continuing for a period of not less than one year, Intagio will 1) forward all web traffic, www.intagiomedia.com and www.intagiotrading.com to ITEX’s web address at www.itexmedia.com, 2) include an explanatory statement agreed on by both Intagio and ITEX on the home page of www.intagio.com directing Assigned Clients to the above ITEX URL, and 3) forward all emails directed to media@intagio.com to sales@itexmedia.com.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF INTAGIO

Except as set forth in the Exhibits attached hereto, and in order to induce ITEX to enter into and perform this Agreement, Intagio hereby represents and warrants to ITEX as follows:

2.1. Organization and Good Standing. Intagio is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. Intagio is duly qualified to do business and is in good standing in the State of California as a foreign corporation.

2.2. Power, Authorization and Validity.

(a) Power and Capacity. Intagio has the right, power, legal capacity and authority to execute, deliver and perform its obligations under this Agreement and all agreements to which Intagio is or will be a party that are required to be executed pursuant to this Agreement (the “Intagio Ancillary Agreements”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Intagio Ancillary Agreements have been duly and validly approved and authorized by Intagio’s Board of Directors as required by Delaware law and Intagio’s Certificate of Incorporation and Bylaws, each as amended to date.

(b) No Filings. No filing, authorization or approval, governmental or otherwise, is necessary to enable Intagio to enter into, and to perform its obligations under, this Agreement and the Intagio Ancillary Agreements.

2.3. Authorization; Enforceability. All corporate action on the part of Intagio necessary for the authorization, execution, delivery and performance of this Agreement and the Intagio Ancillary Agreements, the consummation of the sale of the Purchased Assets, and the performance of Intagio’s obligations hereunder and thereunder has been taken. Each of this Agreement and the Intagio Ancillary Agreements has been duly executed and delivered by Intagio and each is, or when executed by Intagio will be, valid and binding obligations of Intagio enforceable against Intagio in accordance with their respective terms, except as to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.4. No Violation of Existing Agreements; Third Party Consents and Approvals. The execution and delivery of this Agreement and any Intagio Ancillary Agreement by Intagio, and the consummation of the transactions contemplated hereby or thereby, will not conflict with, or (with or without notice or lapse of time, or both) result in a default, termination, breach, impairment or violation of, or the creation in any party of the right to accelerate, terminate, modify or cancel (a) any provision of the Certificate of Incorporation or Bylaws of Intagio, as currently in effect, (b) in any material respect, any material agreement, lease, note or other restriction, encumbrance, obligation or liability to which Intagio is a party or by which Intagio is bound or to which Intagio’s assets are subject, (c) in any material respect, any provision of any material law or any material federal, state, local or foreign judgment, writ, decree, order, statute, rule or regulation applicable to Intagio or its assets or properties, or (d) any permit used in or necessary for the conduct of Intagio’s business. The consummation by Intagio of the sale of the Purchased Assets will not require the consent, approval or authorization of, or declaration, filing or registration with, any third party.

2.5. No Brokers. Intagio has not incurred, and will not incur, directly or indirectly, as a result of any action taken by or on behalf of Intagio, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the sale of the Purchased Assets, this Agreement or any transactions contemplated hereby.

2.6. Accuracy of Exhibits A, B and C. To the knowledge of Intagio, the trade balances, Cash Receivables, Advertising Credits and Cash Media Liabilities for the Assigned Contracts set forth on Exhibits A, B and C are materially accurate as of the date stated on such Exhibits.

2.7. Employee Matters. During the period from April 1, 2008 through the date hereof, Intagio has not increased the salary or altered the compensation plan of any Named Employee.

2.8. Litigation. To the knowledge of Intagio, (i) there is no action or proceeding pending or threatened by the Assigned Clients or the Named Employees against Intagio before any court, administrative agency or arbitral tribunal, and (ii) there are no material outstanding or unsatisfied judgments, orders, decrees or stipulations to which Intagio is a party with the Assigned Clients or the Named Employees. Intagio affirms that no material disputes have been settled or resolved by litigation or arbitration since July 31, 2005 with the Assigned Clients or the Named Employees.

2.9. Labor and Employment Matters. To the knowledge of Intagio, there are no material pending claims, actions, suits, investigations or proceedings alleging any violation of applicable laws, rules or regulations relating to employment of the Named Employees by Intagio. Intagio has provided ITEX with the current base compensation amounts of each of the Named Employees. The Named Employees are employed on an “at-will” basis, and, to the knowledge of Intagio, are eligible to work and are lawfully employed in the United States.

2.10. Contracts. Other than the applicable Assigned Contracts, any predecessor trade exchange client agreement, and agreements related to Intagio’s “Perfect Escapes” business, there are no agreements, contracts, commitments, leases, arrangements or other documents by which any of the Assigned Contracts or Advertising Credits are bound or affected to which Intagio is a party or bound in connection with the Purchased Assets. Except as set forth in Exhibit B, to the knowledge of Intagio, there does not exist under any contract by which any of the Assigned Contracts or Advertising Credits are bound or affected any event of default or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or default on the part of Intagio.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF ITEX

In order to induce Intagio to enter into and perform this Agreement, ITEX hereby represents and warrants to Intagio as follows:

3.1. Organization. ITEX is duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its respective business as now being conducted.

3.2. Power, Authorization and Validity.

(a) Power and Capacity. ITEX has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement and all agreements to which ITEX is or will be a party that are required to be executed pursuant to this Agreement (the “ITEX Ancillary Agreements”). The execution, delivery and performance of this Agreement and the ITEX Ancillary Agreements have been duly and validly approved and authorized by the Board of Directors of ITEX as required by applicable law, and the Articles of Incorporation and Bylaws of ITEX. The execution, delivery and performance of this Agreement and the Ancillary Agreements by ITEX do not require the consent of ITEX’s stockholders.

(b) No Filings. No filing, authorization or approval, governmental or otherwise, is necessary to enable ITEX to enter into, and to perform its obligations under, this Agreement or any of the ITEX Ancillary Agreements.

(c) Binding Obligation. This Agreement and the ITEX Ancillary Agreements are, or when executed by ITEX will be, valid and binding obligations of ITEX, enforceable against it in accordance with their respective terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, or other laws of general application relating to or affecting the enforcement of creditors’ rights, and except as enforceability may be limited by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies providing for defenses based on fairness and reasonableness, regardless of whether considered in a proceeding in equity or at law.

3.3. No Violation of Existing Agreements; Third Party Consents and Approvals. Neither the execution and delivery of this Agreement nor any ITEX Ancillary Agreement, nor the consummation of the transactions contemplated hereby or thereby, will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of (a) any provision of the Articles of Incorporation or Bylaws of ITEX or the charter documents of any Subsidiary of ITEX, as currently in effect, (b) in any material respect, any material instrument or contract to which ITEX or any Subsidiary of ITEX is a party or by which ITEX or any Subsidiary is bound, or (c) in any material respect, any material federal, state, local or foreign judgment, writ, decree, order, statute, rule or regulation applicable to ITEX or any Subsidiary or their respective assets or properties. The consummation by ITEX of the sale of the Purchased Assets will not require the consent of any third party.

3.4. Brokers. No broker, finder or investment banker is entitled to any finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of ITEX.

3.5. Intagio Disclosure. Except for the representations and warranties expressly made by Intagio in this Agreement or in any certificate or document delivered in accordance with the terms of this Agreement, ITEX agrees and acknowledges that Intagio has not made any representations or warranties concerning Intagio, or any of its assets, liabilities, financial condition, business or operations, or any other matter.

3.6. DISCLAIMER. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, THE PURCHASED ASSETS ARE BEING SOLD TO ITEX “AS IS” AND INTAGIO EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES, EXPRESS AND IMPLIED, INCLUDING, WITHOUT LIMITATION, THOSE OF NONINFRINGEMENT, MERCHANTABILITY AND SUITABILITY AND FITNESS FOR ANY PARTICULAR PURPOSE OR USE. WITHOUT LIMITING THE SCOPE OF THE FOREGOING, INTAGIO DOES NOT WARRANT THAT ANY ASSIGNED CONTRACTS OR ADVERTISING CREDIT CONTRACTS, INDIVIDUALLY OR COLLECTIVELY, WILL BE HONORED WITHOUT BREACH BY THE PARTIES TO SUCH CONTRACTS.

ARTICLE 4

COVENANTS

4.1. Employees.

(a) Designation of Named Employees. Exhibit E attached hereto sets forth a list of Intagio employees that ITEX wishes to offer employment or independent contractor agreements to following the Closing (the “Named Employees”).

(b) Release from Non-Competition Obligation. Effective as of the Closing Date, Intagio agrees to release each Named Employee of any contractual non-compete obligations in favor of Intagio that would otherwise restrict such Named Employee from serving as an employee or independent contractor of ITEX following the Closing Date.

(c) Benefits. Intagio shall pay employee health benefits for the Named Employees through August 31, 2008.

(d) Incentive Compensation Plans. ITEX agrees that any former Intagio employee that becomes an employee or contractor of ITEX on or after the Closing Date shall be included in any incentive compensation plan that ITEX generally makes available to other ITEX employees or contractors. Intagio shall pay directly to such former Intagio employees any incentive compensation payment(s) that accrue pursuant to the Intagio employee incentive compensation plan for such former Intagio employees during their tenure as Intagio employees, and ITEX shall have no obligation to pay incentive compensation to former Intagio employees for amounts that accrued under the Intagio employee incentive compensation plan prior to the Closing Date.

(e) Employee Trading Accounts of Named Employees. Intagio agrees to provide each Named Employee with a credit balance in an Intagio employee trading account on the Closing Date with an option to “spend down” his or her trading account balance within thirty (30) days following the Closing Date through continued trade activity, or to accept from Intagio a one-time cash payment in exchange for the employee’s trade account balance at the rate of fifty cents ($0.50) per Trade Unit (subject to ordinary withholding). Effective as of the Closing Date, Intagio shall close the Intagio trading account of every Named Employee with a negative balance in such employee trading account on the Closing Date.

4.2. [Intentionally Omitted]

4.3. Confidentiality; Public Announcements. Each of the parties hereto will hold, and will cause its agents, representatives, consultants and advisers to hold, in confidence all documents and the Confidential Information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement. ITEX and Intagio will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement (including the issuance by ITEX of the press release referenced in Section 4.5) and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by applicable law.

4.4. Additional Actions. After the Closing Date, each party hereto, at the request of and without any further cost or expense to the other party, shall take any further actions reasonably necessary or desirable to carry out the purposes of this Agreement or any Ancillary Agreement, to vest in ITEX full title to all Purchased Assets, and to effect the issuance of the sale consideration to the Intagio pursuant to the terms and conditions hereof.

4.5. Additional Actions Related to Assigned Contracts and Advertising Credit Contracts. After the Closing Date, notwithstanding the disclaimer of warranty by Intagio set forth in Section 3.6 above (as to breaches of Assigned Contracts or Advertising Credit Contracts by the party to such contract), in the event that a party to an Assigned Contract or Advertising Credit Contract requires that performance under such contract be completed by Intagio rather than ITEX, at the request of ITEX Intagio shall take such actions reasonably necessary to assist ITEX in carrying out its performance obligations under such Assigned Contract or Advertising Credit Contract, provided however, that ITEX shall bear all costs, fees and expenses of Intagio’s performance.

4.6. Announcements. On August 1, 2008 (or such other date as the parties shall mutually agree upon), the parties shall announce the transaction to their respective employees and franchisees. On the same date, ITEX shall issue a press release announcing the transaction and shall file such press release with the SEC as an exhibit to a Current Report on Form 8-K. No announcements or filings regarding the transaction shall be made by either party prior to August 1, 2008.

4.7. Covenant Not to Compete; Nonsolicitation; Non-Hire and Noninterference.

(a) The parties hereto acknowledge that Intagio has engaged in substantially the same business as ITEX during some periods prior to the Closing Date. For a period of one (1) year from and after the Closing Date, neither Intagio or its affiliates will knowingly engage directly or indirectly in the wholesale or retail barter business, nor shall they knowingly act as a media buying or placement agent for clients in a manner that includes barter transactions. Notwithstanding the foregoing, however, nothing in this section shall limit or prohibit Intagio from continuing to conduct its “Perfect Escapes” business. The parties acknowledge that certain of the Assigned Clients may participate in Intagio’s “Perfect Escapes” business, and nothing in this Section shall limit or constrain in any way Intagio from engaging in the same “Perfect Escapes” business that it engaged in prior to the Closing Date, or shall place any limitation on the nature or scope of business relationships between Intagio and its “Perfect Escapes” customers. Further, nothing in this Section shall restrict Intagio from conducting business with any past, present or future customer of ITEX after the Closing Date with respect to its “Perfect Escapes” business. Intagio acknowledges and agrees that this covenant not to compete is reasonable and necessary to protect ITEX’s legitimate business interests.

(b) For a period of two (2) years from and after the Closing Date, Intagio will not (i) directly or indirectly solicit for employment any of the Named Employees; (ii) induce or attempt to induce any Named Employee to work for, render services or provide advice to or supply confidential business information or trade secrets of ITEX and its subsidiaries to any person; or (iii) induce or attempt to induce any Assigned Client to cease doing business with ITEX or its subsidiaries, brokers or franchisees or in any way interfere with the relationship between any such customer, supplier, licensee, licensor or other such person and ITEX and its subsidiaries, brokers or franchisees.

(c) ITEX’s rights under this Section 4.8 may be enforced by any successor or assign of ITEX, or its affiliates.

(d) If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 4.8 is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

4.8. Information. At or prior to the Closing, Intagio shall deliver to ITEX the following information with respect to the Assigned Contracts and Assigned Clients:

(a) A list of vendors and contact information relating to Intagio’s media planning and placement business, including outsourced services utilized by Intagio to perform the Assigned Contracts and fulfill Cash Media Liabilities;

(b) A list of vendors and suppliers that service or relate to the Illinois Office Space;

(c) An electronic copy of Intagio’s latest employee manual applicable to the Named Employees; and

(d) A description of the compensation packages and copies of the employee files for the Named Employees.

ARTICLE 5

CLOSING DELIVERIES

5.1. ITEX Deliveries. On the Closing Date, ITEX shall deliver to Intagio:

(a) $218,421.01 in the form of a certified bank check or wire transfer;

(b) An executed copy of the Note; and

(c) An executed copy of a Security Agreement in the form attached hereto as Exhibit F;

(d) An executed First Amended Office Services Agreement;

(e) An executed Office Equipment Bill of Sale.

5.2. Intagio Deliveries. On the Closing Date, Intagio shall deliver to ITEX:

(a) Copies of all historical account data and transaction history data for the Assigned Contracts and associated accounts in intangible form by electronic delivery, to the extent in Intagio’s possession as of the Closing Date and reasonably necessary to enable ITEX to conduct its commercial trading operations among the Assigned Clients following the Closing substantially in the manner in which it had previously been conducted by Intagio, including the information specified in Section 4.7.;

(b) Copies of the Assigned Contracts, if and only to the extent to which Intagio is in physical possession of, and is able to locate copies of, such Assigned Contracts; and

(c) An executed copy of the Security Agreement.

(d) An executed First Amended Office Services Agreement;

(e) An executed Office Equipment Bill of Sale.

ARTICLE 6

REMEDIES FOR AGREEMENT BREACHES

6.1. Time Limitation. All representations and warranties contained in this Agreement or in any certificate or document delivered in accordance with the terms of this Agreement, shall survive until the 24-month anniversary of the Closing Date, and shall not be deemed waived or otherwise affected by any investigation made or any knowledge acquired with respect thereto, or by any notice given pursuant to Section 6.2 or otherwise; provided, however, that ITEX’s right to make any claim or bring any legal action against Intagio based upon a breach of its representations and warranties herein shall forever expire if written notice of such claim or legal action (along with a detailed written notice of the alleged facts underlying such claim or action) is not given to Intagio before the end of such 24-month period. All of the covenants and obligations of the parties contained in this Agreement or any certificate or document delivered in accordance with the terms of this Agreement shall survive (i) until fully performed or fulfilled, unless non-compliance with such covenants or obligations is waived in writing by the party or parties entitled to such performance or (ii) if not fully performed or fulfilled, until the expiration of the relevant statute of limitations.

6.2. Post-Closing Indemnification Provisions for Benefit of ITEX.

(a) Provided that ITEX makes a written claim for indemnification pursuant to this Section before the expiration of the applicable time period set forth in Section 6.1, Intagio shall indemnify ITEX, its Subsidiaries, and their respective officers, directors and representatives (collectively, the “ITEX Indemnitees”) from and against, hold each of them harmless from, and reimburse each of them for,

(i) the entirety of any Adverse Consequences (as defined in Section 7.7), which such ITEX Indemnitees actually suffer through and after the date of the claim for indemnification directly resulting from, arising out of, relating to, or caused by any breach by Intagio of any of its representations, warranties, covenants or obligations contained in this Agreement, any certificate or document delivered in accordance with the terms of this Agreement, or any schedule hereto or thereto;

(ii) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with Intagio (or any Person acting on its behalf) in connection with any of the transactions contemplated by this Agreement;

(iii) any claim asserted by any former employee of Intagio who becomes an employee or contractor of ITEX on or around the Closing Date, to the limited extent that such claim is based solely upon events that occurred prior to the Closing Date and the employee seeks damages from ITEX with respect to events arising solely prior to the Closing Date, or that such claim is based on claims arising directly out of the sale of the Purchased Assets but not from post-Closing acts or omissions of ITEX (it being agreed and understood that Intagio shall bear no responsibility whatsoever for any claims or damages arising from or for acts or omissions that occur following the Closing Date, or that occur both prior to and following the Closing Date);

(iv) any and all debts, liabilities, and obligations of Intagio (to the extent not required to be assumed by ITEX under this Agreement), whether accrued, contingent or otherwise; and

(v) any and all debts, liabilities, and obligations of Intagio arising out of the failure of Intagio to comply with the Bulk Sales Law of the State of California.

(b) Notwithstanding the foregoing or any other provision of this Agreement, the liability of Intagio to the ITEX Indemnitees under this Agreement (whether pursuant to this or any other provision of this Agreement and whether in contract, tort (including negligence) or otherwise) shall not exceed $62,500. ITEX may reduce the principal amount due under the Note to satisfy Intagio’s indemnification obligations arising under this Agreement, up to the maximum indemnification amount stated above (provided that the principal amount due under the Note at any particular time shall in no event be reduced to less than zero).

6.3. Post-Closing Indemnification Provisions for Benefit of Intagio. Provided that Intagio makes a written claim for indemnification against ITEX pursuant to this Section 6.3, ITEX shall indemnify Intagio and its representatives (collectively, the “Intagio Indemnitees”) from and against the entirety of any Adverse Consequences which the Intagio Indemnitees may suffer directly resulting from, arising out of, relating to or caused by any breach by ITEX of any of its representations, warranties, covenants or obligations contained in this Agreement. Except as set forth in the following sentence, ITEX’s total liability for claims for indemnification under this Agreement or breach of any representations or warranties exceed the amount of the consideration otherwise payable to Intagio pursuant to this Agreement. Notwithstanding any limitation on liability set forth in this Agreement, ITEX shall be fully liable to Intagio and to third parties, without limitation of amount, for any Adverse Consequences arising from any failure by ITEX’s to make full and timely payment in satisfaction of Cash Media Liabilities or to satisfy any other liability being assumed by ITEX under this Agreement.

6.4. Matters Involving Third Parties.

(a) If any third party shall notify any party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against any other party (the “Indemnifying Party”) under this Article 6, then the Indemnified Party shall promptly notify each Indemnifying Party, thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless the Indemnifying Party is materially prejudiced thereby.

(b) Any Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as the Indemnifying Party notifies the Indemnified Party in writing, within fifteen (15) days after the Indemnified Party has given written notice of the Third Party Claim, that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences that the Indemnified Party may suffer directly resulting from, arising out of, relating to or caused by the Third Party Claim.

(c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 6.4(b) above, (A) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (B) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (C) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

ARTICLE 7

MISCELLANEOUS

7.1. Entire Agreement; Assignment. This Agreement (including the Exhibits hereto) (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings both written and oral between the parties with respect to the subject matter hereof (provided that the confidentiality provisions in Sections 12 and 13 of the LOI shall remain in effect) and (b) shall not be assigned by operation of law or otherwise without the prior written consent of the parties.

7.2. Validity. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable.

7.3. Notices. Any notice, request or demand desired or required to be given hereunder shall be in writing given by personal delivery, confirmed facsimile transmission or overnight courier service, in each case addressed as respectively set forth below or to such other address as any party shall have previously designated by such a notice. The effective date of any notice, request or demand shall be the date of personal delivery, the date on which successful facsimile transmission is confirmed or the date actually delivered by a reputable overnight courier service, as the case may be, in each case properly addressed as provided herein and with all charges prepaid.

If to ITEX:

ITEX Corporation
3326 160th Ave SE
Suite 100
Bellevue, WA 98008-3418 Attn: Steven White, CEO
Facsimile Number: 425.463.4044

If to Intagio:

The Intagio Group, Inc.
22 4th Street, Suite 1120
San Francisco, CA 94103
Attention: Eric Jeck, CEO
Facsimile Number: 415.543.0375

, or to such other address as the Person to whom written notice is given may have previously furnished to the others in writing in the manner set forth above.

7.4. Governing Law.

(a) Except for the mandatorily applicable provisions of Delaware law, this Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to the principles of conflicts of law thereof.

(b) Each of the parties hereto consents to the jurisdiction of any state or federal court located within the county of San Francisco in the State of California, and irrevocably agrees that all actions or proceedings relating to this Agreement or the transactions contemplated hereby (other than those determinations and findings expressly delegated to the Determining Accountants in Section 1.7) shall be litigated in one of such courts, and each of the parties waives any objection that it may have based on improper venue or forum non conveniens to the conduct of any such action or proceeding in any such court and waives personal service of any and all process upon it, and consents to all such service of process made in the manner set forth in Section 7.3. Nothing contained in this Section 7.4 shall affect the right of any party to serve legal process on any other party in any other manner permitted by law.

7.5. Descriptive Headings; Section References. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. All references herein to Articles, Sections, subsections, paragraphs and clauses are references to Articles, Sections, subsections, paragraphs and clauses of this Agreement unless specified otherwise.

7.6. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns. Nothing in this Agreement is intended to or shall confer upon any other Person (including, by way of example and not limitation, any Named Employee) any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

7.7. Certain Definitions. For the purposes of this Agreement, the term:

(a) “Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, accounting and other expenses, and fees, including court costs and reasonable attorneys’ fees and expenses, whether or not involving a third party claim, in each case net of (a) any insurance recoveries (after taking into account any costs ITEX or Intagio, as applicable, reasonably incurs due to such recoveries, including those that may result from retrospective premium adjustments, experience-based premium adjustments, and indemnification obligations), and (b) any tax benefit (after taking into account any tax detriment of any indemnity, including tax costs resulting from a reduction in basis, and the resulting reduction in depreciation and amortization or increase in gain recognized on the sale of the Purchased Assets, if the indemnification is treated as an adjustment of the purchase price).

(b) “Business Day” means any day other than a day on which banks in California are required or authorized by law to be closed.

(c) “Confidential Information” means any information about Intagio disclosed to ITEX, or about ITEX disclosed to Intagio, in connection with the transactions contemplated by this Agreement, including, without limitation, analyses, data studies, or other documents prepared by a disclosing party or any of its representatives, unless (a) such information is already known to the receiving party or its representatives or such information becomes publicly available through no fault of the receiving party or its representatives, (b) the use of such information is necessary and appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated by this Agreement, or (c) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings.

(d) “GAAP” means United States generally accepted accounting principles as in effect from time to time.

(e) “include” or “including” means “include, without limitation” or “including, without limitation,” as the case may be, and the language following “include” or “including” shall not be deemed to set forth an exhaustive list.

(f) “Losses” shall mean the dollar value of any and all loss, obligation, deficiency, damage, claim, liability, cost and expense incurred as a result of any Adverse Consequence, including the amount of any settlement entered into pursuant to this Agreement, and all reasonable legal fees and other expenses.

(g) “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any governmental entity.

(h)  “Subsidiary” or “Subsidiaries” of any Person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which such Person (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than fifty percent (50%) of the capital stock the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

7.8. Personal Liability. Except as expressly set forth herein, this Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any officer, director, employee, agent, shareholder or representative of any party hereto.

7.9. Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part for the consummation of the sale of the Purchased Assets, will cause irreparable injury to the other party, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

7.10. Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed to be an original but both of which shall constitute one and the same agreement.

7.11. Amendment. This Agreement may be amended by action taken by Intagio and ITEX at any time. This Agreement may be amended only by an instrument in writing signed on behalf of the parties hereto.

7.12. Extension; Waiver. At any time prior to the Closing Date, either party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed by such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

7.13. Expenses. Except as otherwise specified in this Agreement, each party shall bear its respective costs and expenses (including any broker’s or finder’s fees) incurred at any time in connection with pursuing or consummating the transactions contemplated hereby, including, by way of example and not limitation, all expenses related to such party’s attorneys, accountants and other advisors.

7.14. Additional Limitation of Liability. NOTWITHSTANDING ANY PROVISION HEREIN TO THE CONTRARY, IN NO EVENT SHALL EITHER PARTY, ITS AFFILIATES, OR ANY OF ITS OFFICERS, DIRECTORS, OR EMPLOYEES BE LIABLE UNDER ANY THEORY OF TORT, CONTRACT, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR LOST PROFITS OR EXAMPLARY, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EACH OF WHICH IS HEREBY EXCLUDED BY AGREEMENT OF THE PARTIES REGARDLESS OF WHETHER SUCH DAMAGES WERE FORESEEABLE OR WHETHER A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND EVEN IF THE REMEDIES SET FORTH HEREIN FAIL OF THEIR ESSENTIAL PURPOSE.

[SIGNATURE PAGE – ASSET PURCHASE AGREEMENT DATED AS OF AUGUST 1, 2008 BY AND BETWEEN ITEX CORPORATION AND THE INTAGIO GROUP, INC.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

“ITEX”			“Intagio”

ITEX CORPORATION			THE INTAGIO GROUP, INC.

By:	/s/ Steven White		By:	/s/ Eric Jeck
	Name:	Steven White		Name:	Eric Jeck
	Title:	CEO		Title:	President

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4.3.	Confidentiality; Public Announcements	10
4.4.	Additional Actions	11
4.5.	Announcement	11

ARTICLE 5	CLOSING DELIVERIES	12

5.1.	ITEX Deliveries	12
5.2.	Intagio Deliveries	13

ARTICLE 6	REMEDIES FOR AGREEMENT BREACHES	13

6.1.	Time Limitation	13
6.2.	Post-Closing Indemnification Provisions for Benefit of ITEX. 15	13
6.3.	Post-Closing Indemnification Provisions for Benefit of Intagio	14
6.4.	Matters Involving Third Parties.	15

ARTICLE 7	MISCELLANEOUS	15

7.1.	Entire Agreement; Assignment	15
7.2.	Validity	16
7.3.	Notices	16
7.4.	Governing Law; Waiver of Jury Trial.	16
7.5.	Descriptive Headings; Section References	17
7.6.	Parties in Interest	17
7.7.	Certain Definitions	17
7.8.	Personal Liability	18
7.9.	Specific Performance	18
7.10.	Counterparts	18
7.11.	Amendment	18
7.12.	Extension; Waiver	18
7.13.	Expenses	19
7.14	Additional Limitation of Liability	19

TABLE OF EXHIBITS

Exhibit A	Assigned Contracts and Cash Receivables
Exhibit B	Advertising Credits
Exhibit C	Cash Media Liabilities
Exhibit D	Form of Promissory Note
Exhibit E	List of Named Employees
Exhibit F	Security Agreement
Exhibit G	First Amended Office Services Agreement
Exhibit H	Office Equipment Bill of Sale

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